Exhibit (h)(4)

April 30, 2013

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

AlphaSimplex Group, LLC (“AlphaSimplex”) notifies you that it will reduce its management fee and to the extent necessary, bear certain expenses of the ASG Global Alternatives Fund, the ASG Diversifying Strategies Fund, the ASG Managed Futures Strategy Fund and the ASG Growth Markets Fund (the “Funds”), including expenses attributable to the Funds’ uses of the ASG Global Alternatives Cayman Fund Ltd., the ASG Diversifying Strategies Cayman Fund Ltd., the ASG Managed Futures Strategy Cayman Fund Ltd. and the ASG Growth Markets Cayman Fund Ltd., respectively, for the purposes of commodity investing, through April 30, 2014, to the extent that the total annual fund operating expenses of each class of each Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
May 1, 2013 through April 30, 2014:

ASG Diversifying Strategies Fund[1]	1.70% for Class A shares
2.45% for Class C shares
1.45% for Class Y shares

ASG Global Alternatives Fund[1]	1.60% for Class A shares
2.35% for Class C shares
1.35% for Class Y shares
1.30% for Class N shares

ASG Managed Futures Strategy Fund[1]	1.70% for Class A shares
2.45% for Class C shares
1.45% for Class Y shares

[1]

The expense caps account for advisory fees payable to AlphaSimplex. NGAM Advisors, L.P. (“NGAM Advisors”) will bear a portion of the waiver at the actual percent of the fee paid to NGAM Advisors (“Support Services Fee”) divided by the management fee earned by AlphaSimplex.

Exhibit (h)(4)

With respect to the Funds, subject to applicable legal requirements, AlphaSimplex shall be permitted to recover, on a class-by-class basis, management fees reduced and/or any expenses it has borne subsequent to the effective date of this agreement in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that AlphaSimplex is not entitled to recover any such reduced fees and expenses with respect to a class more than one year after the end of the fiscal year in which the fee/expense was deferred.

During the period covered by this agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of Natixis Funds Trust II.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for each Fund agree to bear some portion of that Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Funds with the Securities and Exchange Commission, in accruing the Funds’ expenses for purposes of calculating each Fund’s net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

AlphaSimplex Group, LLC

By:	/s/ Kendall Walker
Name:	Kendall Walker
Title:	Chief Financial Officer